

May 31, 2022

Brian J. McDade
Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> **Re: Simon Property Group, Inc.**
> **Simon Property Group, L.P.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed February 24, 2022**
> **File Nos. 001-14469 and 001-36110**

Dear Mr. McDade:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 74

1. We note your calculation of the non-GAAP financial measures Beneficial interest of Combined NOI and Portfolio NOI. Please address the following:
   • Regarding your calculation of Beneficial interest of Combined NOI, tell us and clarify in future filings whether the $431 million NOI from TRG and $743 million NOI from Other Platform Investments and Investments represents is the entirety of such entities' NOI, or if such amounts represent your share of NOI based on your non-controlling interests in such entities, and the basis for including such amounts. Additionally clarify the unconsolidated entities included in "Other Platform Investments and Investments" line item;
   • Regarding Portfolio NOI, expand on the usefulness of such measure, given your

indication it is used to measure the operating performance of your portfolio yet does not appear to adequately address the additions and deductions used to calculate such measure; and

- Additionally, tell us why you believe the presentation of the subtotal Beneficial interest of Combined NOI provides useful information to investors given that such measure includes NOI from certain sources that almost in their entirety, appear to be subsequently deducted to calculate your measure of Portfolio NOI. In your response, tell us why you have deducted your share of NOI of Klepierre, and not that of third-party investors, in calculating Portfolio NOI.

Item 8. Financial Statements
Consolidated Statements of Cash Flows, page 89

2. Please tell us and disclose in future periodic filings non-cash investing and financing activities conducted during the periods presented. Refer to ASC 230-10-50-3.

Note 6. Investments in Unconsolidated Entities and International Investments
Summary Financial Information, page 115

3. We note that the summary financial information of your equity method investments on pages 116-118 excludes your investments in Klepierre, TRG and other platform investments. Please tell us why you believe it is more beneficial to investors to provide a narrative description of the financial information of Klepierre and TRG when the financial information of other equity method investments has been presented in a tabular format. Also tell us why you believe the exclusion of your other platform investments from the summary financial information is compliant with Rule 4-08(g) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip at (202) 551-3573 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction